AMIWORLD, INC.

60 E. 42nd Street, Suite 1225

New York, NY 10165

October 4, 2007

VIA EDGAR ONLY

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Form SB-2;
SEC File No. 333-145991

Dear Ms. Lippmann:

This letter shall formally withdraw the request for acceleration of effectiveness dated September 27, 2007, of the above referenced registration statement, wherein the above referenced Registrant had requested effectiveness for October 2, 2007.

In relation to the above referenced Registrant’s request for accelerated effectiveness of the above referenced Registration Statement (the “Registration Statement”) stated below, please be advised that:

(a)         Amiworld, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(b)        Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, the Issuer acknowledges that such effectiveness does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not release the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

(c)         The staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(d)        The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the undersigned, on behalf of the Company, hereby requests that the US Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form SB-2, with an effective date and time of Friday, October 5, 2007 at 10:00 AM Eastern Time (8:00 AM Mountain Time), or as soon thereafter as practicable. As there is no underwriter for this offering, no consent of any NASD member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned, or our legal counsel, Andrew I. Telsey, Esq.

Thank you for your cooperation in this matter.

Yours very truly,

AMIWORLD, INC.

s/Mamoru Saito

Mamoru Saito

Chief Executive Officer